SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

AMENDMENT NO.1

ACE CASH EXPRESS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

004403101

(CUSIP NUMBER)

December 31, 2004

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)
     ☒ Rule 13d-1(c)
     ☐ Rule 13d-1(d)

13G/A
Cusip No. 004403101			Page 2 of 8

1.	Name of Reporting Person: Greenbrier Partners, Ltd.		I.R.S. Identification Nos. of above persons (entities only): 75-2053243

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 550,000 shares of Common Stock

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 550,000 shares of Common Stock

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 550,000 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.1%

12.	Type of Reporting Person: PN

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13G/A
Cusip No. 004403101			Page 3 of 8

1.	Name of Reporting Person: Rowe Family Partnership, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 15,000 shares of Common Stock

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 15,000 shares of Common Stock

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%

12.	Type of Reporting Person: PN

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13G/A
Cusip No. 004403101			Page 4 of 8

1.	Name of Reporting Person: Frederick E. Rowe, Jr.		I.R.S. Identification Nos. of above persons (entities only): Not Required to be reported: SS#

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,900 shares of Common Stock*

		6.	Shared Voting Power: 565,000 shares of Common Stock*

		7.	Sole Dispositive Power: 5,900 shares of Common Stock*

		8.	Shared Dispositive Power: 565,000 shares of Common Stock*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 570,900 shares of Common Stock*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%

12.	Type of Reporting Person: IN

* Mr. Rowe shares voting and dispositive power with respect to the aggregate 550,000 shares of Common Stock held by Greenbrier Partners, Ltd. and the aggregate of 15,000 shares of Common Stock held by Rowe Family Partnership, Ltd.

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AMENDEMENT 1 TO SCHEDULE 13G

     This Amendment 1 to Schedule 13G (the “Amendment”) is being filed on behalf of Greenbrier Partners, Ltd., a Texas limited partnership (the “Greenbrier Partnership”), the Rowe Family Partnership, Ltd., a Texas limited partnership (the “Rowe Partnership”), and Frederick E. Rowe, Jr., relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Ace Cash Express, Inc., a Texas corporation (the “Issuer”).

     This Amendment relates to shares of Common Stock of the Issuer purchased by the Greenbrier Partnership, the Rowe Partnership, and Frederick E. Rowe, Jr. The Greenbrier Partnership, the Rowe Partnership, and Frederick E. Rowe, Jr. previously reported beneficial ownership of shares of the Issuer on a Schedule 13G filed January 22, 2004, (the “Original 13G”). The Original 13G is hereby amended and supplemented as follows:

Item 4	Ownership.
Item 4 of the Original 13G is hereby amended and restated as follows:

(a)	The Greenbrier Partnership is the beneficial owner of an aggregate 550,000 shares of Common Stock, the Rowe Partnership is the beneficial owner of an aggregate of 15,000 shares of Common Stock, and Frederick E. Rowe, Jr. is the beneficial owner of an aggregate 570,900 shares of Common Stock.

(b)	The Greenbrier Partnership is the beneficial owner of 4.1% of the outstanding shares of Common Stock, the Rowe Partnership is the beneficial owner of 0.01% of the outstanding shares of Common Stock, and Frederick E. Rowe, Jr. is the beneficial owner of 4.2% of the outstanding shares of Common Stock. These percentages are determined by dividing the number of shares beneficially held by 13,447,079, the number of shares of Common Stock issued and outstanding as of November 2, 2004, as reported in the Issuer’s quarterly report on Form 10-Q filed November 5, 2004.

(c)	Frederick E. Rowe, Jr. shares voting and dispositive power with respect to the aggregate of 550,000 shares of Common Stock held by Greenbrier Partners, Ltd. and the aggregate of 15,000 shares of Common Stock held by Rowe Family Partnership, Ltd. Mr. Rowe has sole voting and dispositive power with respect to the aggregate of 5,900 shares of Common Stock held by him, individually.

Item 5	Ownership of Five Percent or Less of a Class. Item 5 of the Original 13G is hereby amended and restated as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following [X].

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Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 4, 2005 between the Greenbrier Partnership, the Rowe Partnership and Frederick E. Rowe, Jr.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2005

GREENBRIER PARTNERS LTD.
By:	/s/ Frederick E. Rowe, Jr.
Frederick E. Rowe, Jr.
General Partner

ROWE FAMILY PARTNERSHIP, LTD.
By:	/s/ Frederick E. Rowe, Jr.
Frederick E. Rowe, Jr.
General Partner

/s/ Frederick E. Rowe, Jr.
Frederick E. Rowe, Jr.

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